Spherix Incorporated
6430 Rockledge Drive, Suite 503
Bethesda, MD 20817
(703) 992-9260

November 14, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Spherix Incorporated Registration Statement on Form S-3 File No. 333-198498

Ladies and Gentlemen:

Spherix Incorporated (the “Company”) hereby requests that the effective date of the Registration Statement referenced above (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. on Tuesday November 18, 2014 pursuant to Rule 461(a) under the Securities Act of 1933, as amended, or as soon thereafter as possible.

The Company hereby acknowledges that:

●	if the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Spherix Incorporated

By:          /s/ Anthony Hayes
Name:    Anthony Hayes
Title:      Chief Executive Officer